

05044884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 32327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NALICO Equity Corporation

OFFICIAL USE ONLY
15530
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rudolf-Diesel-Strasse 9
(No. and Street)

35394 Giessen, Germany
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gray, Jr. +49-641-9482901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Associates
(Name – *if individual, state last, first, middle name*)

Landstuhler Strasse 22, 66877 Ramstein-Miesenbach, Germany
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gray, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NALICO Equity Corporation, as of 31 December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Urkundenrolle Nr. 170/2005

Ich, der Notar, fragte nach einer Vorbefassung im Sinne des § 3 Abs. 1 Satz 1 Nr. 7 BeurkG. Die Frage wurde von dem Erschienenen verneint.

Ich beglaubige hiermit die vorseitige vor mir vollzogene Unterschrift des Herrn James Albert Gray, Jr., geb. am 08.07.1968, wohnhaft Hauptstraße 47, 35510 Butzbach/Fauerbach, er wies sich aus durch gültigen US-Reisepass.

Butzbach, den 27. September 2005



Notar



Kostenrechnung:
Wert: 3.000,- EUR

Geb. gem. § 45 KostO (Begl.geb.)	10,00 EUR
Geb. gem. §§ 136, 152 KostO (Schreibausl.)	1,00 EUR
Geb. gem. § 137, 152 KostO (Postausl.)	1,00 EUR
16 % Mwst.	1,92 EUR
Insgesamt	**13,92 EUR**



Notar

Mitchell & Associate
An Accounting and Tax Servic

Stephen F. Mitchell
Certified Public Accountant

Landstuhler Strasse 2
66877 Ramstein-Miesenbac
German
Office: 49-6371-59817
Fax: 49-6371-46695
Email: mitchellassociates@t-online.d

Nalico Equity Corporation

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS REVIEW REPORT

FOR THE YEAR ENDED December 31, 2004



CONTENTS

Mitchell & Associate
An Accounting and Tax Servic

Stephen F. Mitchell
Certified Public Accountant

Landstuhler Strasse 2
66877 Ramstein-Miesenbach
Germany
Office: 49-6371-59817
Fax: 49-6371-46695
Email: mitchellassociates@t-online.de

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders
Nalico Equity Corporation
Giessen, Germany

I have reviewed the accompanying balance sheets of Nalico Equity Corporation as of December 31, 2004 and the related statements of Income and retained earnings for the year then ended, in accordance with U.S. Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Nalico Equity Corporation.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.



Stephen F. Mitchell
Certified Public Accountant
State of Colorado

Landstuhler Strasse 22
66877 Ramstein-Miesenbach
Germany

September 15, 2005



UNAUDITED

NALICO Equity Corporation
Balance Sheet Prev Year Comparison
As of December 31, 2004

	Dec 31, 04	Dec 31, 03	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
AmSouth	3,969.88	7,781.72	-3,811.84	-48.99%
OPP Cash Reserve Class A	6,892.07	6,858.65	33.42	0.49%
PIO Euro Reserve Fund	389.71	227.33	162.38	71.43%
Total Checking/Savings	11,251.66	14,867.70	-3,616.04	-24.32%
Accounts Receivable				
Accounts Receivable	1,074.20	1,840.80	-766.60	-41.65%
Total Accounts Receivable	1,074.20	1,840.80	-766.60	-41.65%
Other Current Assets				
CRDRN	26.00	1,096.00	-1,070.00	-97.63%
Pioneer Reserve Account	71.29	71.29	0.00	0.0%
Undeposited Funds	-9.22	-522.39	513.17	-98.24%
Total Other Current Assets	88.07	644.90	-556.83	-86.34%
Total Current Assets	12,413.93	17,353.40	-4,939.47	-28.46%
Other Assets				
Dealer Reserve	5,000.00	4,355.80	644.20	14.79%
Total Other Assets	5,000.00	4,355.80	644.20	14.79%
TOTAL ASSETS	**17,413.93**	**21,709.20**	**-4,295.27**	**-19.79%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
AMERICO - Charge Backs	0.00	147.95	-147.95	-100.0%
Total Other Current Liabilities	0.00	147.95	-147.95	-100.0%
Total Current Liabilities	0.00	147.95	-147.95	-100.0%
Total Liabilities	0.00	147.95	-147.95	-100.0%
Equity				
Opening Bal Equity	15,694.98	15,694.99	-0.01	0.0%
Retained Earnings	5,866.26	0.00	5,866.26	100.0%
Net Income	-4,147.31	5,866.26	-10,013.57	-170.7%
Total Equity	17,413.93	21,561.25	-4,147.32	-19.24%
TOTAL LIABILITIES & EQUITY	**17,413.93**	**21,709.20**	**-4,295.27**	**-19.79%**

See Independent Accountants' Review Report and Accompanying Notes to Financial Statements.

NALICO Equity Corporation

UNAUDITED

Profit & Loss Prev Year Comparison

January through December 2004

	Jan - Dec 04	Jan - Dec 03	$ Change	% Change
Ordinary Income/Expense				
Income				
Fund Commissions				
Commission Overpayment	0.00	-1,395.76	1,395.76	100.0%
Fund Commissions - Other	59,630.24	42,962.60	16,667.64	38.8%
Total Fund Commissions	59,630.24	41,566.84	18,063.40	43.46%
Life Insurance Commission	606.91	1,730.76	-1,123.85	-64.93%
Total Income	60,237.15	43,297.60	16,939.55	39.12%
Expense				
Bank Service Charges	602.52	438.19	164.33	37.5%
Depreciation Expense				
Exchange Rate Evaluation	0.00	61.01	-61.01	-100.0%
Depreciation Expense - Other	0.00	674.85	-674.85	-100.0%
Total Depreciation Expense	0.00	735.86	-735.86	-100.0%
Directors Expense				
Home Office Expense	6,711.77	1,062.57	5,649.20	531.65%
Meals	540.94	1,056.26	-515.32	-48.79%
Travel	7,231.63	3,131.61	4,100.02	130.92%
Total Directors Expense	14,484.34	5,250.44	9,233.90	175.87%
Dues and Subscriptions				
Life Insurance Registrations	139.00	0.00	139.00	100.0%
NASD Fees	3,670.00	2,765.00	905.00	32.73%
Dues and Subscriptions - Other	205.00	217.00	-12.00	-5.53%
Total Dues and Subscriptions	4,014.00	2,982.00	1,032.00	34.61%
Insurance Charge Backs	135.00	0.00	135.00	100.0%
Office Expense				
Computer Software	149.00	0.00	149.00	100.0%
Office Expense - Other	0.00	256.68	-256.68	-100.0%
Total Office Expense	149.00	256.68	-107.68	-41.95%
Payroll Expenses	37,260.35	24,058.78	13,201.57	54.87%
Postage and Delivery	2,365.31	1,351.63	1,013.68	75.0%
Printing and Reproduction	0.00	64.21	-64.21	-100.0%
Professional Fees				
Auditor	550.00	0.00	550.00	100.0%
Consultant	66.66	0.00	66.66	100.0%
Corporation Fees	283.18	0.00	283.18	100.0%
Legal Fees	62.27	1,800.00	-1,737.73	-96.54%
Professional Fees - Other	75.00	0.00	75.00	100.0%
Total Professional Fees	1,037.11	1,800.00	-762.89	-42.38%

See Independent Accountants' Review Report and Accompanying Notes to Financial Statements.

UNAUDITED

NALICO Equity Corporation
Profit & Loss Prev Year Comparison
January through December 2004

	Jan - Dec 04	Jan - Dec 03	$ Change	% Change
Sales And Training	2,276.35	489.09	1,787.26	365.43%
Taxes				
Franchise Tax	243.88	0.00	243.88	100.0%
Total Taxes	243.88	0.00	243.88	100.0%
Travel & Ent				
Travel	529.29	0.00	529.29	100.0%
Total Travel & Ent	529.29	0.00	529.29	100.0%
Total Expense	63,097.15	37,426.88	25,670.27	68.59%
Net Ordinary Income	-2,860.00	5,870.72	-8,730.72	-148.72%
Other Income/Expense				
Other Income				
Interest Income	33.42	7.77	25.65	330.12%
Other Income				
NASD Registration Fees	285.00	0.00	285.00	100.0%
Overpayment of Funds	371.54	0.00	371.54	100.0%
Positive Adjustment Account	162.38	13.50	148.88	1,102.82%
Other Income - Other	106.00	211.00	-105.00	-49.76%
Total Other Income	924.92	224.50	700.42	311.99%
Total Other Income	958.34	232.27	726.07	312.6%
Other Expense				
Other Expenses				
Commission Debit Balance				
Oppenheimer Funds	2,354.82	0.00	2,354.82	100.0%
Commission Debit Balance - Other	-109.17	447.95	-557.12	-124.37%
Total Commission Debit Balance	2,245.65	447.95	1,797.70	401.32%
Other Expenses - Other	0.00	-211.22	211.22	100.0%
Total Other Expenses	2,245.65	236.73	2,008.92	848.61%
Total Other Expense	2,245.65	236.73	2,008.92	848.61%
Net Other Income	-1,287.31	-4.46	-1,282.85	28,763.45%
Net Income	**-4,147.31**	**5,866.26**	**-10,013.57**	**-170.7%**

See Independent Accountants' Review Report and
Accompanying Notes to Financial Statements.

Nalico Equity Corporation
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NATURE OF BUSINESS OPERATION
Nalico Equity Corporation, headquartered in Giessen, Germany, is a privately owned full-service Broker Dealer, SEC Registered company serving the needs of U.S. citizens living in Germany and other parts of Europe. The Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is used as a guideline for reporting.

METHOD OF ACCOUNTING - REVENUE AND EXPENSE RECOGNITION
Nalico Equity Corporation operate on the cash method of accounting method in which income is recognized only upon the receipt of a cash payment without considering the period for which payments are due. Also, expenses are accounted for only upon their cash payment. Under the cash basis of accounting, a business records revenue only when cash is received and records expenses only when cash is disbursed or paid.

PROPERTY AND EQUIPMENT AND DEPRECIATION
The Company currently does not own any long-term, depreciable assets.

INCOME TAXES
The Company operates in Germany and files U. S. Corporate taxes. The Company is subject to Corporate income tax in the state of Delaware. As of December 31, 2004, all tax provisions have been paid.

ACCOUNTS RECEIVABLE
As per inquiry with management, as of December 31, 2004, all accounts receivables are deemed collectible and no allowance for bad debt has been provided for.

SUPPLEMENTAL INFORMATION

Mitchell & Associates
An Accounting and Tax Service

Stephen F. Mitchell
Certified Public Accountant

Landstuhler Strasse 22
66877 Ramstein-Miesenbach
Germany
Office: 49-6371-598177
Fax: 49-6371-466957
Email: mitchellassociates@t-online.de

INDEPENDENT ACCOUNTANTS' REVIEW REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Nalico Equity Corporation
Giessen, Germany

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying Schedule 1 and 2 is presented only for supplemental purposes. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made thereto.



Stephen F. Mitchell
Certified Public Accountant
State of Colorado

Landstuhler Strasse 22
66877 Ramstein-Miesenbach
Germany

September 15, 2005



Nalico Equity Corporation
SCHEDULE 1 - OTHER ASSETS
For The Year Ended December 31, 2004

(UNAUDITED)

Other Assets				
Dealer Reserve	5,000.00	4,355.80	644.20	14.79%
Total Other Assets	5,000.00	4,355.80	644.20	14.79%

Note 1: DEALER RESERVE – OTHER ASSETS
Nalico Equity Corporation a Dealer Reserve balance of $5,000 with Fidelity Destiny Funds. The balance has been carried on the balance sheet as an Other Asset over the past two years.

Nalico Equity Corporation
SCHEDULE 2 - DIRECTOR ASSETS
For The Year Ended December 31, 2004

(UNAUDITED)

Directors Expense	Jan - Dec 04	Jan - Dec 03	$ Change	% Change
Home Office Expense	6,711.77	1,062.57	5,649.20	531.65%
Meals	540.94	1,056.26	-515.32	-48.79%
Travel	7,231.63	3,131.61	4,100.02	130.92%
Total Directors Expense	14,484.34	5,250.44	9,233.90	175.87%

Note 2: DIRECTOR EXPENSE
Nalico Equity Corporation expenditures increased proportionally over last year compared to other Profit and Loss line items. Fiscal Year 2004 expenditures increase 175% over last years expenditures.

See Independent Accountants' Review Report on Supplemental Information and Accompanying Notes to Financial Statements.

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Special Request INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: NALICO EQUITY CORPORATION [0013]

SEC File Number: 8- 32327 [0014]

Address of Principal Place of Business: RUDOLF-DIESEL-STR 9 [0020]

GIESSEN [0021] [0022] D-35394 [0023]

Firm ID: 15530 [0015]

For Period Beginning 01/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James A. Gray, Jr. [0030] Phone: (049)641-9482 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	2,375 [0200]		2,375 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	7,280 [0550]	7,280 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	7,282 [0424]		
	E. **Spot commodities**	[0430]		7,282 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes	[0470]	[0640]	0 [0890]

market value of collateral:

A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	9,657 [0540]	7,280 [0740]	16,937 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	138 [1385]	138 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity subordination**			

(15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	138 [1450]	138 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	[1792]
C.	Additional paid-in capital	15,695 [1793]
D.	Retained earnings	1,104 [1794]
E.	Total	16,799 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	16,799 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	16,937 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 12/01/2004 [3932]	Period Ending 12/31/2004 [3933]	Number of months 1 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
b.	**Commissions on listed option transactions**		[3938]
c.	**All other securities commissions**		[3939]
d.	**Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	59,630	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	1,565	[3995]
9.	Total revenue	61,195	[4030]

EXPENSES

Item		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	14,484	[4120]
11.	Other employee compensation and benefits	37,294	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements** ______ [4070]		
14.	Regulatory fees and expenses	3,670	[4195]
15.	Other expenses	10,309	[4100]
16.	Total expenses	65,757	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-4,562	[4210]

18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-4,562 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	2,973 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			16,799 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			16,799 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			16,799 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		7,280 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-7,280 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			9,519 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			
	1. **Exempted securities**		[3735]	

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

Pioneer Euro Fund [3736A]	58 [3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	58 [3736]	-58 [3740]

10. Net Capital	9,461 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	4,461 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	9,461 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 0 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness		0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			21,509 [4240]
	A.	Net income (loss)		-4,562 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			16,947 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]